Exhibit 99.1

June 4, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) –Immediate Report Regarding Participation in Citycon Oyj’s Rights Offering

Further to the Exhibit 99.1 to the Current Report on Form 6-K that was furnished by the Company to the Securities and Exchange Commission on May 26, 2015 regarding the acquisition of a Norwegian company by the Company’s consolidated subsidiary, Citycon Oyj. (“CTY”) pursuant to which the Company undertook to subscribe for shares in a related rights offering by CTY in an amount of approximately Euro 257 million, the Company is pleased to report that it has made an additional commitment to CTY. The Company is now undertaking that, to the extent not all shares are subscribed for in the rights offering, it will, subject to certain conditions, subscribe for additional shares in the rights offering in an amount up to Euro 50 million. The aforementioned is subject to the condition that the Company will not exceed the 50% holding threshold in CTY’s share capital and voting rights. A similar additional commitment, for up to Euro 30 million, was also made to CTY by CPP Investment Board European Holdings S.ar.l (the second largest shareholder of CTY with a 15% stake).

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.